(a)(1)(J)

EMPLOYEE/EMPLOYER CONSENT AGREEMENT

AS TO DUTCH TAX AND SOCIAL SECURITY CONTRIBUTIONS

FOR ELIGIBLE EMPLOYEES ELECTING TO PARTICIPATE IN OFFER TO EXCHANGE

If you are a Dutch Employee, as that term is defined below, and you wish to participate in the Dolby Laboratories, Inc. Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units (hereinafter to be referred to as the “Exchange Program”) to exchange eligible options for restricted stock units, you must:

•	complete, sign and return this agreement (the “Consent Agreement”) and

•	complete and return your election form

no later than August 10, 2012 unless Dolby extends the deadline to the Exchange Program (this deadline, as it may be extended, is referred to as the “Expiration Date) as set forth in the Offer to Exchange.

A “Dutch Employee” is:

- an employee who is currently working for Dolby International AB (the “Employer”) or is currently working in the Netherlands for Dolby or any of its subsidiaries (the “Dolby Group”) (each, an “Employee”); or

- an employee who formerly worked for the Employer or in the Netherlands for the Dolby Group between the grant date and the vesting date(s) of the eligible options and who has transferred out of the Netherlands to a different tax jurisdiction (a “Transfer Employee”).

1. I am a Dutch Employee, as that term is defined above, who holds Eligible Options (as defined below) that vested, wholly or partially, while I was employed in the Netherlands by the Employer or the Dolby Group.

2. I understand that the Employer’s parent company, Dolby, has offered Dutch Employees the right to participate in the Offer to Exchange, and that the Offer to Exchange was approved by Dolby’s shareholders at its Annual Stockholders Meeting held on February 7, 2012.

3. I also understand that if I elect to participate in the Exchange Program and agree to this Consent Agreement, Dolby will grant to me a certain number of restricted stock units (“RSUs”) with respect to shares of Dolby common stock under the Dolby 2005 Stock Plan (the “Plan”). The RSUs will be granted in exchange for the voluntary surrender and cancellation of eligible options to purchase Dolby’s common stock previously granted to me under the Plan (“Eligible Options”).

4. I also understand that on April 19, 2012, Dolby International AB received confirmation from the Dutch Tax Authorities that no Dutch income taxes and/or social security contributions are due from me, the Employer or the Dolby Group in connection with the exchange of Eligible Options for RSUs pursuant to the Exchange Program, provided that the Employer and the relevant Dutch Employee agree as follows:

(i)

no loss and/or refund is or will be claimed for Dutch wage and/or personal income tax purposes by the Dutch Employee or the Employer with respect to Eligible Options that are voluntarily surrendered pursuant to the Exchange Program;

(ii)

the full gain (or pro-rata gain in the case of Transfer Employees) derived from vesting of the RSUs and issuance of shares of Dolby common stock (i.e., the fair market value of the shares on issuance) constitutes taxable wages for both Dutch income tax and social security purposes; and

(iii)

the Employer will inform the competent inspector of the Dutch Tax Authorities of this Consent Agreement as soon as possible following the Expiration Date of the Exchange Program by sending him or her copy of this Consent Agreement.

*  *  *  *  *

By signing or otherwise indicating their acceptance, the Employer and Dutch Employee unconditionally agree to the terms and conditions of this Consent Agreement and to the Dutch Tax Authorities’ confirmation of the tax and social security treatment as described above.

Agreed in                          on                         .

                    (city)                                 (date)

/s/ Ted Strawser
Ted Strawser Dolby International AB Authorized Signer LVN: 821704540	Signature

Name (Please print)

Employee Tax Payer ID